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                               May 5, 2022

       Jonathan W. Witter
       Chief Executive Officer
       SLM Corporation
       300 Continental Drive
       Newark, DE 19713

                                                        Re: SLM Corporation
                                                            Form 10-K for the
fiscal period ending December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-13251

       Dear Mr. Witter:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Note 11. Borrowings, page F-55

   1. We note your disclosure with regard to your unconsolidated VIEs, that you determined while you are the
sponsor, servicer and administrator and may have a significant impact on economic
performance, the risk of absorbing losses that could be significant is low.
                                                        Please tell us how your
determination that the risk is low of absorbing significant losses is consistent with the
guidance in ASC 810-10-25-38A(b) that requires determination of whether your obligation
to absorb losses or benefits could be significant.
 Jonathan W. Witter
SLM Corporation
May 5, 2022
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at
202-551-
3474 with any questions.



FirstName LastNameJonathan W. Witter                     Sincerely,
Comapany NameSLM Corporation
                                                         Division of
Corporation Finance
May 5, 2022 Page 2                                       Office of Finance
FirstName LastName